SECUI 15048776 IISSION

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SEC Mail Processing Section
MAR 12 2015
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44261

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13220 California Street
(No. and street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Stastny — (402) 918-1394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/15

BANCWEST INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
BancWest Investment Services, Inc.

We have audited the accompanying statement of financial condition of BancWest Investment Services, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BancWest Investment Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 11, 2015

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CASH	$ 1,293,834
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	14,196
COMMISSION AND OTHER RECEIVABLES	5,390,462
TRADING SECURITIES — At fair value	6,499,477
PREPAID EXPENSES	103,327
DEPOSIT WITH CLEARING ORGANIZATION	100,000
OTHER ASSETS	71,115
TOTAL ASSETS	$ 13,472,411

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued commission and other payables to related party	$ 5,036,965
Accounts payable and other accrued expenses	286,604
Payable to clearing organization and insurance companies	75,352
Taxes payable	10,717
Deferred tax liability, net	18,341
Total liabilities	5,427,979
STOCKHOLDER'S EQUITY:	
Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding	30
Additional paid-in capital	5,765,800
Retained earnings	2,278,602
Total stockholder's equity	8,044,432
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,472,411

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
DECEMBER 31, 2014

REVENUES:	
Commission	$ 20,522,270
Investment Advisory	7,666,569
Asset Based	6,240,215
Interest income	4,221
Other income	1,506,477
Total revenues	35,939,752
EXPENSES:	
Employee compensation and benefits	25,012,955
Management advisory fees agreement	(617,216)
Contracted services	5,741,680
Occupancy and equipment	2,614,883
Exchange and clearance fees	899,499
Travel and entertainment	886,130
Operational losses	573,381
Marketing	424,507
Legal and professional	308,579
Fees and licenses	308,354
Postage and freight	203,209
Communications	182,770
Supplies	76,542
Other	169,540
Total expenses	36,784,813
LOSS BEFORE TAXES	(845,061)
INCOME TAX BENEFIT	(265,872)
NET LOSS	$ (579,189)

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE — January 1, 2014	$ 30	$ 5,765,800	$ 2,857,791	$ 8,623,621
Net loss	-	-	(579,189)	(579,189)
BALANCE — December 31, 2014	$ 30	$ 5,765,800	$ 2,278,602	$ 8,044,432

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2014

OPERATING ACTIVITIES:	
Net loss	$ (579,189)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	33,760
Changes in operating assets and liabilities:	
Deferred income taxes	37,372
Increase in trading securities	(679)
Increase in commission and other receivables	(1,460,107)
Decrease in other assets	133,022
Decrease in prepaid expenses	16,721
Increase in accrued commission and other payable to related party	1,274,261
Increase in accounts payable and other accrued expenses	109,424
Increase in payable to clearing organization and insurance companies	23,586
Increase in taxes payable	10,717
Net cash used in operating activities	(401,112)
NET DECREASE IN CASH	(401,112)
CASH — Beginning of year	1,694,946
CASH — End of year	$ 1,293,834
SUPPLEMENTAL DISCLOSURE:	
Income taxes paid — net (to Parent)	$ 13,364
Interest paid	$ -

See notes to financial statements.

1. NATURE OF BUSINESS AND OWNERSHIP

BancWest Investment Services, Inc. (the "Company"), is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission (SEC), a licensed investment advisor and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). The Parent is a wholly owned subsidiary of BancWest Corporation, which is a wholly owned subsidiary of BNP Paribas (BNPP) based in France.

The Company is a fully disclosed broker dealer and clears all securities transactions through a clearing broker. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the broker dealer industry. The policies that materially affect the determination of financial position results of operations and cash flows are summarized below.

Management has evaluated the potential disclosure of subsequent events through the date the financial statements were available to be issued, March 11, 2015, and determined that no subsequent events were required to be disclosed.

Use of Estimates — The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future it is reasonably possible that actual results could differ significantly from those estimates. This could materially affect the Company's results of operations and financial condition in the near term.

Cash — The Company considers deposits that can be redeemed on demand to be cash.

Cash Segregated under Federal and Other Regulations — The cash segregated under federal and other regulations consists of cash set aside for use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum required to be segregated based on the FINRA communications, less amounts paid to customers related to this issue. However, there could be additional amounts owed to customers as a result of further investigations. As of December 31, 2014, the Company does not believe it is necessary to segregate any additional amount of cash.

Commissions and Other Receivables — Included in receivables are commissions related to securities transactions generated in 2014 and received in 2015. The Company has analyzed the receivables and determined that no allowance for doubtful accounts is necessary.

Trading Securities — Trading securities consists of two U.S. Treasury Bills. Such securities are reported at fair value, with unrealized gains and losses included in the line item other income in the accompanying statement of operations, and is reported on a trade date basis.

Fair Value of Financial Instruments — The Company determines the fair market values of its financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a complete discussion of the financial instrument at fair value.

Substantially all of the Company's financial statements are recorded at fair value or amounts that approximate fair value.

Revenue Recognition — Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities and insurance transactions occur. Investment advisory revenue is recorded on an accrual basis monthly and is based on average asset balances in Investment Advisory Solution accounts held by customers. Asset based revenue is recorded on an accrual basis monthly and is based on customer asset balances of mutual funds and annuity products.

The Company records Other Income that is allocated from the Parent as a result of Funds Transfer Pricing (FTP). FTP is an internal management system used by the Parent to allocate net interest margin. Revenue is calculated by the Parent and allocated to the Company based on cash balances in the clearing broker sweep account held at the Parent. The Company receives a fifty percent allocation from the Parent for the FTP revenue calculation.

Financial Instruments with Off Balance Sheet Risk — The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities. The clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off balance sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Recent Accounting Standards — The following Accounting Standards Updates ("ASU") have been issued by the Financial Accounting Standards Board ("FASB") and are applicable to the Company in future periods.

ASU No. 2014-09: *Revenue from Contracts with Customers (Topic 606)*:

In May 2014, the FASB issued new guidance that outlines a comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the model requires that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The update also requires increased disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In adopting the guidance, the Company may use either a full retrospective or a modified retrospective approach. The update is effective for nonpublic business entities for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not expect this ASU to have any impact on its financial statements.

ASU 2014-15: *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40):*

In August 2014, the FASB issued new guidance that will require management to evaluate whether there is substantial doubt about the Company's ability to continue as a going concern. If there is substantial doubt about the Company's ability to continue as a going concern, the Company will be required to disclose that fact, along with managements' evaluation of the effectiveness of its plan to alleviate that doubt. The update defines substantial doubt as when it is probable that the Company will be unable to meet its obligations as they become due within one year of the date the financial statements are issued. The assessment and disclosure requirements, if applicable, will be required quarterly. The update is effective for the annual period ending after December 15, 2016, and for interim and annual periods thereafter. The Company does not expect this ASU to have any impact on its financial statements.

3. INCOME TAXES

The results of the Company operations are included in the consolidated state and federal tax return of Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2014:

Federal:	
Current	$ (303,400)
Deferred	(5,442)
	(308,842)
State:	
Current	156
Deferred	42,814
	42,970
Total benefit for income taxes	$ (265,872)

The difference between the federal statutory rate of 35.0% and the effective tax rate of 31.5% is primarily due to the state taxes provided. The state tax rate net of federal benefit is 5.6%.

With respect to deferred tax assets, no valuation allowances are required. Realization is dependent on generating sufficient taxable income in the future and, although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred tax liability at December 31, 2014, consists of the following:

Intangible assets	$ 6,626
Depreciation expense	1,207
State income and franchise taxes	(26,174)
Total deferred income tax liabilities	$ (18,341)

4. RELATED-PARTY TRANSACTIONS

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank (the "Banks"), which are subsidiaries of BancWest Corporation. Within each branch of the Banks, a registered representative is present to provide services to customers. The Company has investment service agreements with the Banks. Pursuant to the investment service agreements, the Banks will pay rental fees, equipment, salaries, FINRA fees, contributions to pension plans, IT support fees, and other expenses on behalf of the Company. Such expenses are recorded based on the character of the expense with the remainder charged as management advisory fees or reimbursed for services provided. As consideration for these services, the Company compensates the Banks with 96.25% of the commission revenue earned. All expenses, other than a portion of employee compensation, benefits, exchange, and clearance fees, on the Statement of Operations are related to the investment service agreements. The Company was charged $24,868,327 and $7,697,885 for the year ended December 31, 2014, by Bank of the West and First Hawaiian Bank, respectively, for management advisory fees and related employee expenses. In fiscal year 2014, such charges exceed 96.25% of the commission revenue earned, resulting in a credit of $617,216 in management advisory fees agreement.

The following table sets forth the Company's related-party revenues and expenses for the year ended December 31, 2014:

Other income	$ 1,176,939
Total revenues	$ 1,176,939
Employee compensation and benefits	$23,617,244
Management advisory fee	(617,216)
Occupancy and equipment	2,577,695
Contracted services	5,140,030
Travel and entertainment	834,877
Postage and freight	202,836
Operational losses	355,837
Marketing	424,507
Fees and licenses	217,977
Legal and professional	305,312
Communications	174,438
Supplies	74,022
Other	(741,347)
Total expenses	$32,566,212

At December 31, 2014, the Company had cash, cash segregated under federal and other regulations, and a deferred tax liability with Bank of the West totaling $1,308,030 and $18,341, respectively. At December 31, 2014, the Company had accounts payable with the Banks in the amounts of $4,225,869 and $773,981, respectively.

5. FAIR VALUE OF ASSETS

The Company uses fair value measurements to record fair value adjustments to its trading securities. Assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets. This includes the Company's trading securities.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Company does not have any level 2 assets.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. The Company does not have any level 3 assets.

The Company has two trading securities at December 31, 2014, measured at fair value on a recurring basis considered level 1 assets with a fair value of $6,499,477.

Fair value measurement for the trading assets is obtained from an independent pricing service and is based on quoted prices to identical instruments in active markets. There were no transfers between levels.

6. CONTINGENCIES

The Company has been named as a defendant in various legal actions arising from the conduct of its normal business activities. On the basis of the Company's current knowledge and understanding, the related loss contingencies are not both probable and reasonably estimable, therefore, no reserve has been established.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2014, the Company had net capital of $4,590,882, which was $4,222,959 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014, was 1.20 to 1.

* * * * * *

SUPPLEMENTAL INFORMATION

BANCWEST INVESTMENT SERVICES, INC.

SUPPLEMENTAL SCHEDULE G
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

STOCKHOLDER'S EQUITY	$ 8,044,432
NONALLOWABLE ASSETS:	
Other receivables	3,058,882
Other assets	376,632
Total nonallowable assets	3,435,514
HAIRCUTS ON SECURITIES	18,036
NET CAPITAL	$ 4,590,882
AGGREGATE INDEBTEDNESS (AI):	
Accrued commission and other payables to related party	$ 5,036,965
Accounts payable and other accrued expenses	406,535
Payable to clearing organization and insurance companies	75,352
TOTAL AGGREGATE INDEBTEDNESS	$ 5,518,852
MINIMUM NET CAPITAL REQUIREMENT, 6 2/3% OF AI	$ 367,923
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 4,222,959
NET CAPITAL LESS 10% OF AI, AS DEFINED	$ 4,038,997
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	120 %

The computation of net capital under Rule 15c3-1 as of December 31, 2014, computed by BancWest Investment Services, Inc., in its Unaudited Form X-17A-5, part II as filed with FINRA on Janaury 26, 2015, and does not materially differ from the above computations, which are based on the auidted financial statements.

BANCWEST INVESTMENT SERVICES, INC.

SUPPLEMENTAL SCHEDULES H AND I
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORAMTION RELATED TO THE POSSESSION OR CONTROL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

BancWest Investment Services, Inc. (the "Company"), is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is a introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

OATH OR AFFIRMATION

I, Robert J. Stastny affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Subscribed and sworn before me on the 11 day of March, 2015, the individual named above appeared before me and attested that the statements above are true, correct, and complete, to the best of his knowledge.

Donna D. Lowe

Notary Public in and for Douglas County

State of Nebraska

My Commission expires 5-9-18

DONNA D LOWE
General Notary
State of Nebraska
My Commission Expires May 9, 2018

BANCWEST
INVESTMENT SERVICES

SEC
Mail Processing
Section
MAR 12
Washington DC

13220 California St., 2nd Floor
Omaha, Nebraska 68154
Telephone: (800) 338-3919 - Fax: (402) 918-6486

BancWest Investment Services, Inc.'s Exemption Report

We as members of management of BancWest Investment Services, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(ii)* (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year from January 1, 2014 to December 31, 2014 except as described below:

Appoximate Date	Nature
01/06/2014	Check received by Home Office 2 days after receipt from customer.
01/15/2014	Check received by Home Office 2 days after receipt from customer.
01/23/2014	Check received by Home Office 2 days after receipt from customer.
01/23/2014	Check received by Home Office 2 days after receipt from customer.
01/30/2014	Check received by Home Office 3 days after receipt from customer.
03/31/2014	Check received by Home Office 4 days after receipt from customer.
04/02/2014	Check received by Home Office 2 days after receipt from customer.
04/02/2014	Check received by Home Office 2 days after receipt from customer.
04/02/2014	Check received by Home Office 2 days after receipt from customer.
04/10/2014	Check received by Home Office 2 days after receipt from customer.
04/10/2014	Check received by Home Office 2 days after receipt from customer.
04/14/2014	Check received by Home Office 4 days after receipt from customer.
04/14/2014	Check received by Home Office 5 days after receipt from customer.
04/17/2014	Check received by Home Office 6 days after receipt from customer.
04/25/2014	Check received by Home Office 14 days after receipt from customer.
04/25/2014	Check received by Home Office 14 days after receipt from customer.
04/30/2014	Check received by Home Office 2 days after receipt from customer.
04/30/2014	Check received by Home Office 2 days after receipt from customer.
05/19/2014	Check received by Home Office 5 days after receipt from customer.
05/20/2014	Stock certificate received by Home Office 4 days after receipt from customer.
05/20/2014	Stock certificate received by Home Office 5 days after receipt from customer.
06/20/2014	Check received by Home Office 4 days after receipt from customer.

Securities and variable annuities are offered through BancWest Investment Services, a registered broker/dealer, Member FINRA/SIPC. Financial Advisors are Registered Representatives of BancWest Investment Services. Fixed annuities/insurance products are offered through BancWest Insurance Agency in California, (License #0C52321), through BancWest Insurance Agency in Utah and through BancWest Investment Services, Inc. in AZ, CO, IA, ID, KS, MN, MO, ND, NE, NM, NV, OK, OR, SD, WA, WI, WY, HI, GUAM and CNMI. Bank of the West and its various affiliates and subsidiaries are not tax or legal advisors.

BancWest Investment Services is a wholly owned subsidiary of Bank of the West and a part of the Wealth Management Group. BancWest Corporation is the holding company for Bank of the West. BancWest Corporation is a wholly owned subsidiary of BNP Paribas.

Investment and Insurance Products are:

NOT FDIC INSURED	NOT BANK GUARANTEED	MAY LOSE VALUE	NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Member BNP Paribas Group

BANCWEST
INVESTMENT SERVICES

13220 California St., 2nd Floor
Omaha, Nebraska 68154
Telephone: (800) 338-3919 - Fax: (402) 918-6486

Continued:

Appoximate Date	Nature
07/01/2014	Check received by Home Office 4 days after receipt from client.
07/02/2014	Stock certificate received by Home Office 5 days after receipt from client.
07/10/2014	Check received by Home Office 3 days after receipt from client.
07/10/2014	Check received by Home Office 7 days after receipt from client.
07/15/2014	Check received by Home Office 5 days after receipt from client.
07/17/2014	Check received by Home Office 3 days after receipt from client.
07/21/2014	Check received by Home Office 4 days after receipt from client.
07/22/2014	Check received by Home Office 10 days after receipt from client.
07/31/2014	Check received by Home Office 3 days after receipt from client.
08/11/2014	Check received by Home Office 4 days after receipt from client.
08/22/2014	Stock certificate received by Home Office 3 days after receipt from client.
09/11/2014	Check received by Home Office 2 days after receipt from client.
09/12/2014	Check received by Home Office 2 days after receipt from client.
09/12/2014	Check received by Home Office 2 days after receipt from client.
09/12/2014	Check received by Home Office 2 days after receipt from client.
09/15/2014	Check received by Home Office 7 days after receipt from client.
09/15/2014	Check received by Home Office 7 days after receipt from client.
09/17/2014	Check received by Home Office 6 days after receipt from client.
09/26/2014	Check received by Home Office 3 days after receipt from client.
09/26/2014	Check received by Home Office 3 days after receipt from client.
10/08/2014	Stock certificate received by Home Office 8 days after receipt from client.
10/10/2014	Check received by Home Office 7 days after receipt from client.
10/10/2014	Check received by Home Office 10 days after receipt from client.
10/14/2014	Check received by Home Office 6 days after receipt from client.
10/14/2014	Check received by Home Office 6 days after receipt from client.
10/30/2014	Check received by Home Office 6 days after receipt from client.

Securities and variable annuities are offered through BancWest Investment Services, a registered broker/dealer, Member FINRA/SIPC. Financial Advisors are Registered Representatives of BancWest Investment Services. Fixed annuities/insurance products are offered through BancWest Insurance Agency in California, (License #0C52321), through BancWest Insurance Agency in Utah and through BancWest Investment Services, Inc. in AZ, CO, IA, ID, KS, MN, MO, ND, NE, NM, NV, OK, OR, SD, WA, WI, WY, HI, GUAM and CNMI. Bank of the West and its various affiliates and subsidiaries are not tax or legal advisors.

BancWest Investment Services is a wholly owned subsidiary of Bank of the West and a part of the Wealth Management Group. BancWest Corporation is the holding company for Bank of the West. BancWest Corporation is a wholly owned subsidiary of BNP Paribas.

Investment and Insurance Products are:

NOT FDIC INSURED	NOT BANK GUARANTEED	MAY LOSE VALUE	NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Member BNP Paribas Group

BANCWEST
INVESTMENT SERVICES

13220 California St., 2nd Floor
Omaha, Nebraska 68154
Telephone: (800) 338-3919 - Fax: (402) 918-6486

Continued:

Appoximate Date	Nature
11/04/2014	Check received by Home Office 7 days after receipt from customer.
11/04/2014	Check received by Home Office 7 days after receipt from customer.
11/04/2014	Check received by Home Office 7 days after receipt from customer.
11/04/2014	Check received by Home Office 7 days after receipt from customer.
11/12/2014	Check received by Home Office 5 days after receipt from customer.
11/12/2014	Check received by Home Office 5 days after receipt from customer.
11/12/2014	Check received by Home Office 5 days after receipt from customer.
11/12/2014	Check received by Home Office 6 days after receipt from customer.
11/18/2014	Check received by Home Office 18 days after receipt from customer.
11/21/2014	Check received by Home Office 8 days after receipt from customer.
11/28/2014	Check received by Home Office 27 days after receipt from customer.
11/28/2014	Check received by Home Office 58 days after receipt from customer.
12/15/2014	Check received by Home Office 2 days after receipt from customer.
12/18/2014	Check received by Home Office 6 days after receipt from customer.
12/22/2014	Check received by Home Office 4 days after receipt from customer.

Robert Stastny
Chief Financial Officer
BancWest Investment Services, Inc.

March 11, 2015

Securities and variable annuities are offered through BancWest Investment Services, a registered broker/dealer, Member FINRA/SIPC. Financial Advisors are Registered Representatives of BancWest Investment Services. Fixed annuities/insurance products are offered through BancWest Insurance Agency in California, (License #0C52321), through BancWest Insurance Agency in Utah and through BancWest Investment Services, Inc. in AZ, CO, IA, ID, KS, MN, MO, ND, NE, NM, NV, OK, OR, SD, WA, WI, WY, HI, GUAM and CNMI. Bank of the West and its various affiliates and subsidiaries are not tax or legal advisors.

BancWest Investment Services is a wholly owned subsidiary of Bank of the West and a part of the Wealth Management Group. BancWest Corporation is the holding company for Bank of the West. BancWest Corporation is a wholly owned subsidiary of BNP Paribas.

Investment and Insurance Products are:

NOT FDIC INSURED	NOT BANK GUARANTEED	MAY LOSE VALUE	NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Member BNP Paribas Group

BANCWEST
INVESTMENT SERVICES

13220 California St., 2nd Floor
Omaha, Nebraska 68154
Telephone: (800) 338-3919 - Fax: (402) 918-6486

Continued:

Appoximate Date	Nature
11/04/2014	Check received by Home Office 7 days after receipt from customer.
11/04/2014	Check received by Home Office 7 days after receipt from customer.
11/04/2014	Check received by Home Office 7 days after receipt from customer.
11/04/2014	Check received by Home Office 7 days after receipt from customer.
11/12/2014	Check received by Home Office 5 days after receipt from customer.
11/12/2014	Check received by Home Office 5 days after receipt from customer.
11/12/2014	Check received by Home Office 5 days after receipt from customer.
11/12/2014	Check received by Home Office 6 days after receipt from customer.
11/18/2014	Check received by Home Office 18 days after receipt from customer.
11/21/2014	Check received by Home Office 8 days after receipt from customer.
11/28/2014	Check received by Home Office 27 days after receipt from customer.
11/28/2014	Check received by Home Office 58 days after receipt from customer.
12/15/2014	Check received by Home Office 2 days after receipt from customer.
12/18/2014	Check received by Home Office 6 days after receipt from customer.
12/22/2014	Check received by Home Office 4 days after receipt from customer.

Robert Stastny
Chief Financial Officer
BancWest Investment Services, Inc.

March 11, 2015

Securities and variable annuities are offered through BancWest Investment Services, a registered broker/dealer, Member FINRA/SIPC. Financial Advisors are Registered Representatives of BancWest Investment Services. Fixed annuities/insurance products are offered through BancWest Insurance Agency in California, (License #0C52321), through BancWest Insurance Agency in Utah and through BancWest Investment Services, Inc. in AZ, CO, IA, ID, KS, MN, MO, ND, NE, NM, NV, OK, OR, SD, WA, WI, WY, HI, GUAM and CNMI. Bank of the West and its various affiliates and subsidiaries are not tax or legal advisors.

BancWest Investment Services is a wholly owned subsidiary of Bank of the West and a part of the Wealth Management Group. BancWest Corporation is the holding company for Bank of the West. BancWest Corporation is a wholly owned subsidiary of BNP Paribas.

Investment and Insurance Products are:

NOT FDIC INSURED	NOT BANK GUARANTEED	MAY LOSE VALUE	NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Member BNP Paribas Group

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
BancWest Investment Services, Inc.

We have reviewed management's statements, included in the accompanying BancWest Investment Services, Inc. Exemption Report, in which (1) BancWest Investment Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the period of June 1, 2014 through December 31, 2014 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

March 11, 2015

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
BancWest Investment Services, Inc.
180 Montgomery Street
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by BancWest Investment Service, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. BancWest Investment Services, Inc. management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 11, 2015